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                                                                     Exhibit 2.1

                            ASSET PURCHASE AGREEMENT




                                 BY AND BETWEEN




                    AQUIS COMMUNICATIONS, INC., AS PURCHASER

                                       AND

                            SOURCEONE WIRELESS, INC.

                         SOURCEONE WIRELESS, L.L.C. AND

                    SOURCEONE WIRELESS II, L.L.C., AS SELLERS




                           DATED AS OF AUGUST 2, 1999


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                  This ASSET PURCHASE AGREEMENT (together with Schedules and
Exhibits, "AGREEMENT") is made as of this 2nd day of August 1999 by and between Aquis Communications, Inc., a Delaware Corporation ("PURCHASER") and SourceOne Wireless Inc. ("SOWI"), SourceOne Wireless, L.L.C. ("LLC"), SourceOne Wireless II, L.L.C. ("LLC II, together with SOWI and LLC, "SELLERS"). SOWI, LLC, LLC II, and Aquis may sometimes be referred to individually as "PARTY" and collectively as the "PARTIES." SOWI, LLC, and LLC II may sometimes be referred to collectively as "SOURCEONE."

                                    RECITALS

         A. SourceOne currently operates Commercial Mobile Radio Service ("CMRS") one-way paging systems ("SYSTEMS") on multiple frequencies in numerous geographic areas throughout the United States pursuant to licenses ("LICENSES") issued to LLC II by the Federal Communications Commission ("FCC") for provision of service to subscribers.

         B. The largest of these Systems is a one-way paging system ("MIDWEST SYSTEM") operating pursuant to licenses ("MIDWEST LICENSES") issued by the FCC in the Paging And Radiotelephone Service on the frequency 931.1875 MHz in the midwest United States. The Midwest System comprises (a) seventy-five (75) transmitter sites ("MIDWEST TRANSMITTER SITES") through which SourceOne provides paging service to certain Subscribers ("MIDWEST SUBSCRIBERS") and (b) fifty-two
(52) other transmitter sites ("OTHER MIDWEST TRANSMITTER SITES"). A list of the Midwest Transmitter Sites and Other Midwest Transmitter Sites that make up the Midwest System and the associated Midwest Licenses is attached as Schedule A to the Management Agreement (defined below).

         C. The remaining Systems ("OTHER SYSTEMS") authorized to SourceOne pursuant to FCC Licenses issued to LLC II on other frequencies ("OTHER LICENSES") provide service to other Subscribers ("OTHER SUBSCRIBERS").

         D. SourceOne also provides paging service to additional subscribers ("ADDITIONAL SUBSCRIBERS") in various geographic areas on systems not licensed to SourceOne, including through resale and other agreements ("ADDITIONAL SUBSCRIBER AGREEMENTS"). The term "SUBSCRIBERS" as used hereinafter will be defined to include Midwest Subscribers and Additional Subscribers.

         E. LLC II is wholly owned and controlled by LLC and LLC is, in turn, controlled by SOWI.

         F. On April 29, 1999, SOWI and, on July 2, 1999, LLC (together with SOWI, "DEBTORS") filed voluntary petitions for relief in the Bankruptcy Court for the Northern District of Illinois ("BANKRUPTCY COURT") under chapter 11 of title 11 of the United States Code ("BANKRUPTCY CODE"). Debtors have continued in the possession of their assets and the management of their business pursuant to Bankruptcy Code sections 1107 and 1108.

         G. This Agreement sets forth the terms and conditions upon which, subject to Bankruptcy Court approval, Sellers will sell, transfer, assign, and deliver to Purchaser, and upon which Purchaser will purchase and acquire from Sellers the Transferred Assets (defined below).



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         H. The Closing is conditioned upon, among other things, FCC consent to assignment of the Midwest Licenses from LLC II to Purchaser pursuant to applications (together "ASSIGNED APPLICATION") that must be filed with, processed, and granted by the FCC ("FCC APPROVAL").

         I. Pending FCC Approval, and subject to Bankruptcy Court approval of the Management Agreement, Aquis will operate the Midwest Business (as defined in the Management Agreement) pursuant to (a) a Special Temporary Authority ("STA") to acquire de facto control of the Midwest System and (b) a management agreement ("MANAGEMENT AGREEMENT"), substantially in the form attached as Exhibit A.

         THE PARTIES AGREE THEREFORE AS FOLLOWS:

                                    ARTICLE I

                           PURCHASE AND SALE OF ASSETS

SECTION 1.1        TRANSFERRED ASSETS.

         On the terms and subject to the conditions of this Agreement, at the Closing, Sellers agree to sell, transfer, assign, and deliver to Purchaser and Purchaser agrees to purchase from the Sellers all of each Seller's right, title, and interest in and to all of the rights, properties, and assets specified in this section 1.1 ("TRANSFERRED ASSETS") other than the Excluded Assets:

         1.1.1 MIDWEST SYSTEM ASSETS. All Midwest System Assets as defined in the Management Agreement, other than those specified in Management Agreement sections 1.1.9 (Retained Employees), 1.1.10 (Bank Accounts), and 1.1.13 (right to operate).

         1.1.2 - 1.1.21 [Intentionally Left Blank]

         1.1.22 FCC LICENSES. The Midwest Licenses specified on Schedule A attached to the Management Agreement.

         1.1.23 PREPAID EXPENSES. All prepaid expenses of Sellers as will be specified.

         1.1.24 ACTIONS. All claims, causes of action, and choses in action related to the Transferred Assets except as provided in section 1.3(i) of this Agreement.

         1.1.25 GOODWILL. All goodwill of Sellers related to the Midwest
Business.

         1.1.26 TELEPHONE NUMBERS. The telephone numbers that have been assigned to or associated with individual paging units (or are available for such assignment to or association with individual paging units) as part of the Midwest Business ("TELEPHONE NUMBER INVENTORY") and office telephone and other utility services related to the Midwest Business.

         1.1.27 OTHER SUBSCRIBER ASSETS. All Other Subscriber Assets as defined in the Management Agreement.



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         1.1.28 SCHEDULES. The Transferred Assets, including prepaid expenses and Telephone Number Inventory will be set forth in Schedules agreed to and prepared by the Parties at least ten (10) days prior to Closing.

SECTION 1.2       TRANSFERRED ASSETS FREE AND CLEAR.

                  All of the Transferred Assets will be transferred by Sellers and acquired by Purchaser free and clear of all liens, claims, encumbrances or adverse or third-party interests, or restrictions ("ENCUMBRANCES"). The purchase of the Transferred Assets will be effective as of the Closing Date.

SECTION 1.3       EXCLUDED ASSETS.

                  Notwithstanding anything to the contrary herein, from and after the Closing, (i) Sellers will retain all of their existing right, title, interest in and to all of its assets that are not identified as Transferred Assets and (ii) the following are excluded from the sale, transfer, and assignment to Purchaser (together, "EXCLUDED ASSETS"):

                  (a) The corporate seals, certificates of incorporation, articles of organization, operating agreements, minute books, stock books, tax returns, or other records having to do with the organization of Sellers prior to the Closing Date.

                  (b) All books and records related to the Excluded Assets and Excluded Liabilities and that are not necessary to operate the Midwest Business.

                  (c) The Tax attributes of Sellers (including any Tax refund or net operating losses).

                  (d) Claims, reserves, refunds, and other rights in respect of insurance policies of Sellers.

                  (e) All cash, cash equivalents, and cash in transit, as of the Closing Date, subject to Sellers' obligations under the Management Agreement.

                  (f) All interests in any limited liability company.

                  (g)      Professional retainers paid by Sellers.

                  (h) The rights which accrue or will accrue to Sellers under this Agreement.

                  (i) All claims and causes of action of Debtors' bankruptcy estates arising under Bankruptcy Code sections 544, 547, 548, 549, 550, and 553 and claims and causes of action specified on Schedule 1.3(i).

                  (j)      Other Systems and Other Licenses.

SECTION 1.4       ASSUMPTION OF CERTAIN LIABILITIES.



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                  In addition to the consideration provided for in Section 1.6, at the Closing, Purchaser agrees to assume and discharge or perform when due the following obligations and liabilities of Sellers expressly set forth in this
Section 1.4 and no others ("ASSUMED LIABILITIES"):

                  (a) All liabilities and obligations that accrue or are required to be performed after the Closing Date pursuant to any unexpired leases or executory contracts ("SECTION 365 CONTRACTS") that are included among the Transferred Assets and assumed and assigned under Bankruptcy Code section 365 and in accordance with the Approval Order (defined below). Section 365 Contracts will be identified prior to Closing and the time to assume and assign Section 365 Contracts will be extended to permit assumption and assignment to Purchaser.

                  (b) All liabilities and obligations that accrue and are required to be performed after the Closing Date to the extent related to or arising out of the ownership or operation of the Transferred Business (defined below) by Purchaser after the Closing.

                  (c) All liabilities and obligations of Sellers for deferred revenue, which are revenues billed or received by Seller for services not yet rendered as of the Closing Date.

                  (d) All liabilities with respect to return of or performance required as a result of Deposits and Other Deposits, as those terms are defined in the Management Agreement.

                  (e) If Purchaser retains any of Sellers' employees (who are Retained Employees under the Management Agreement) after the Closing and the employment of any of those employees is subsequently terminated without cause within 45 days after the Closing, then Purchaser agrees to pay that employee severance compensation equal to 90 days of that employee's salary or compensation.

                  SECTION 1.5       EXCLUDED LIABILITIES.

                  (a) LIABILITIES EXPRESSLY EXCLUDED. Except as expressly provided by Section 1.4 of this Agreement, Purchaser has not assumed and is not liable or responsible for any of the liabilities, commitments, or obligations of Sellers, of any kind or nature whether presently in existence or arising in the future, including, but not limited to, any obligation or liability arising out of any Seller's employment or termination of any employee ("EXCLUDED LIABILITIES").

                  (b) RESPONSIBILITY OF SELLERS. All Excluded Liabilities are retained by and remain obligations and liabilities of Sellers. It is expressly understood and agreed that the Parties intend that Purchaser is not considered to be a successor to any Seller by reason of any theory of law or equity and that Purchaser has no liability, except as otherwise expressly provided in this Agreement, for any liability of any Seller.

                  (c) CURE AMOUNTS. Sellers will pay all cure amounts owing under any of the Section 365 Contracts that must be paid as a condition to their assumption or assignment to Purchaser in the amount that (a) the parties to those contracts agree or (b) the Bankruptcy Court orders to be paid. If Purchaser identifies that certain Sellers' contract with MCI Telecommunications Corp. ("MCI CONTRACT") as a Section 365 Contract to be assumed and assigned to Purchaser, then Purchaser will pay any cure amounts related to the MCI Contract.



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                  SECTION 1.6       PURCHASE PRICE.

                  (a) PURCHASE PRICE. The purchase price ("PURCHASE PRICE") for the Transferred Assets is as follows:

                           (i) The sum of $4,000,000 ("CASH PAYMENT") subject to adjustments in accordance with section 1.6(d), by certified or bank check or by wire transfer payable to Sellers.

                           (ii) In addition to the Cash Payment set forth above, Purchaser will deliver to Sellers $3,375,000 of Aquis 7.5% Cumulative Preferred Shares in the form attached as Exhibit __ (the "AQUIS SHARES) subject to adjustments in accordance with section 1.6(e).

                  (b) ALLOCATION OF PURCHASE PRICE. Prior to the Closing, the Parties will agree to the allocation of the Purchase Price for tax and accounting purposes. This allocation will also provide that $880,000 of the Aquis Shares will be allocated to equipment located at Other Midwest Transmitter Sites.

                  (c) PRE-CLOSING ESCROW. Concurrent with the execution and delivery of this Agreement, Purchaser will deposit the sum of $200,000 ("ESCROW FUND") with the escrow agent under the terms of the Escrow Agreement acceptable to the Parties. At Closing, the Parties agree to direct escrow agent to pay the Escrow Fund to Sellers. The Escrow Fund will (i) be part of the Purchase Price and (ii) reduce the Cash Payment. If this Agreement is terminated without a Closing, then the Escrow Fund will secure Purchaser's obligations, as manager under the Management Agreement, to remit the Returned Receivables Amount and the Returned Other Receivables Amount and to pay Outstanding Expenses, as those terms are defined in the Management Agreement.

                  (d) PURCHASE PRICE ADJUSTMENTS. The Purchase Price will be reduced, first from the Cash Payment and then from the Aquis Shares, by the following amounts:

                           (i) The amount by which $7.26 million exceeds the actual Net Service Revenue on the Take-Over Date (as defined in the Management Agreement) due to the termination (voluntary or involuntary) of Subscribers and Other Subscribers prior to the Take-Over Date, but for whom billing had not been terminated by that date.

                                    For this subsection 1.6(d)(i), "NET SERVICE
                                    REVENUE" means (a) all Sellers' revenues from paging service, rentals, maintenance, and related charges, BUT excluding revenues from sale of pagers, parts, and accessories; tax refunds, insurance claims, or other similar refunds or recoveries; and late charges, MINUS (b) payments to third party service providers and resellers, including expenses incurred to bill and collect amounts owed by users of "calling party pays" services, and payments for any dispatch services. A form of the calculation of Net Service Revenues is attached as
                                    Schedule 1.6.(d).



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                  (e) OTHER PRICE ADJUSTMENTS. The Sellers' failure to sell, assign, transfer, and deliver the following Transferred Assets will not be a basis to terminate this Agreement, but will reduce the Aquis Shares portion of the Purchase Price by the following amounts:

                           (i) For an unexpired lease ("SITE LEASE") for use of an Other Midwest Transmitter Site, Purchaser may, in its sole and absolute discretion, require that a Site Lease for an Other Midwest Transmitter Site be assigned at Closing and, in that event, Purchaser agrees to pay one-half of the cure amount required under Bankruptcy Code section 365 to effect the assignment and the amount of Purchaser's portion of the cure amount will be deducted from the Aquis Shares portion of the Purchase Price.

                           (ii) For equipment missing from an Other Midwest Transmitter Site: $18,000 per site.

SECTION 1.7       CLOSING.

                  The closing of the purchase and sale provided for in this Agreement will take place at the offices of Phillips Nizer Benjamin Krim & Ballon LLP, New York, New York, or such other place as the Parties may agree, on a date not more than five (5) days after the date upon which all of the conditions precedent to the Closing stated in Article IV have been satisfied in full and occurs no later than February 28, 2000. (This closing is sometimes referred to as the "CLOSING," and the time and date of the Closing are sometimes referred to as the "CLOSING DATE").

SECTION 1.8       DELIVERIES BY SELLERS AT CLOSING.

                  At the Closing, Sellers will deliver to Purchaser:

                  (a) TRANSFER DOCUMENTS. Instrument(s) of conveyance or bills(s) of sale and assumption and assignment agreements in form and substance reasonably satisfactory to Purchaser.

                  (b) CLOSING CERTIFICATES. One or more certificates on behalf of Sellers, dated as of the Closing Date and signed by an officer, certifying that Sellers have performed and complied with all of the conditions set forth in Sections 4.1 and 4.2 of this Agreement, and the receipt of all necessary authorizations and incumbency matters.

                  (c) APPROVAL ORDER. A certified copy of the Approval Order.

                  (d) LLC II. Certificates of good standing of LLC II dated within five (5) days of the Closing Date from the jurisdiction of organization of LLC II together with certificates bringing down to date the information contained in each certificate dated not earlier than five days prior to the Closing Date.

                  (e) All such other certificates, documents, endorsements, instruments, and opinions of counsel as Purchaser may reasonably request for the purpose of (A) vesting in Purchaser good and valid title to the Transferred Assets, free and clear of all Encumbrances, (B)



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transferring the Section 365 Contracts, and (C) enabling Purchaser to operate the Midwest Business and the business of providing service to Other Subscribers using the Other Subscriber Assets (together with the Midwest Business, "TRANSFERRED BUSINESS").

SECTION 1.9       DELIVERIES BY PURCHASER AT CLOSING.

                  At the Closing, Purchaser will deliver to Sellers:

                  (a) CASH CONSIDERATION. The Cash Payment less the Escrow Fund and the Closing Adjustments, which amount will be paid at the Closing by wire transfer as directed in writing by Sellers.

                  (b) AQUIS SHARES. Original stock certificates for the Aquis Shares, bearing the appropriate legend.

                  (c) CLOSING CERTIFICATES. One or more certificates on behalf of Purchaser, dated as of the Closing Date and signed by an officer, certifying that Purchaser has performed and complied with all of the conditions set forth in Sections 4.1 and 4.3 of this Agreement, and the receipt of all necessary authorizations, and incumbency matters.

                  (d) GOOD STANDING. Certificates of good standing of Purchaser dated within five (5) days of the Closing Date from the jurisdiction of organization of Purchaser.

                  (e) AQUIS SHARES ISSUER. Certified certificate of incorporation of the issuer of Aquis Shares and certificates, documents, endorsements, instruments, and opinions of counsel as Sellers may reasonably request to determine the valid issuance of the Aquis Shares.

SECTION 1.10      REGULATORY OBLIGATIONS.

                  At Closing, Sellers will confirm in a manner reasonably satisfactory to Purchaser, that all obligations specified in Sections 6.10(i)-(iv) and (vi) of the Management Agreement that accrue prior to the Take Over Date ("REGULATORY OBLIGATIONS") have been paid or satisfied. Absent such confirmation, Purchaser will withhold from the Cash Payment funds sufficient, in Purchaser's reasonably exercised judgment, to satisfy the unpaid Regulatory Obligations and the Parties will cooperate and consult with the FCC (or administrators of the programs governing those Regulatory Obligations) to determine and pay those obligations from the heldback monies. Promptly after determination and payment of those Regulatory Obligations, Purchasers will remit any remaining amount of heldback monies to Sellers. If heldback monies are insufficient to satisfy those unpaid obligations, then Sellers will pay that deficiency. Under no circumstances will Purchaser be obligated to pay any Regulatory Obligations.

SECTION 1.11      FURTHER ASSURANCES.

                  At any time and from time to time after the Closing, at the request of any Party and without further consideration, the other Party will execute and deliver such other instruments of sale, transfer, assignment, and confirmation and take such action as the requesting Party may reasonably deem necessary or desirable in order to more effectively transfer and assign the



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Transferred Assets and to effectuate the terms of and transactions contemplated in this Agreement.

                                   ARTICLE II

                         REPRESENTATIONS AND WARRANTIES

SECTION 2.1       REPRESENTATIONS AND WARRANTIES OF SELLERS.

                  As an inducement for Purchaser to enter into and perform its obligations under this Agreement, Sellers make the following representations and warranties to Purchaser. Sellers represent and warrant to Purchaser that each of the following representations and warranties is correct and complete as of the date of this Agreement and will be correct and complete as of the Closing with the same effect as if these representations and warranties had been made at and as of the Closing Date.

                  (a) ORGANIZATION. Each Seller is a legal organization, duly formed, validly existing, and in good standing under the laws of the state of its organization (except for SOWI due solely to SOWI's failure to pay franchise taxes), and is licensed or qualified to do business and is in good standing under the laws of each state in which it operates. Correct and complete copies of the organizational documents, each as amended to date, of each Seller have been delivered by each Seller to Purchaser. Such organizational documents are in full force and effect.

                  (b) POWER AND AUTHORITY. Subject to the entry of the Approval Order, each Seller has full and lawful power and authority to execute and deliver, and to perform its obligations under, this Agreement and to own all of the Transferred Assets and to carry on the activities of the Transferred Business as presently conducted and to own, hold, and operate the properties that it owns and holds. The execution and delivery of this Agreement and the other agreements, certificates, and documents executed pursuant to this Agreement by each Seller has been duly authorized, and such agreements, certificates, and documents are valid and binding upon each Seller in accordance with their respective terms.

                  (c) NO CONFLICTS OR VIOLATIONS. Upon entry of the Approval Order and the grant of the FCC Approval, neither the execution and delivery of this Agreement by each Seller, nor the performance by each Seller in consummating the transactions contemplated by this Agreement will, with or without the giving of notice or passage of time (or both), conflict with, violate any provisions of, result in the breach of, constitute a default under, or create or impose any Encumbrance or condition on any Transferred Asset under:
(i) any organizational documents of any Seller, including, as applicable, certificates of incorporation, articles of organization, by laws, or operating agreements; (ii) any federal, state, or local state law, ordinance, regulation, or rule or any order, writ, injunction, judgment, license, franchise, permit, or decree of any governmental authority or arbitration tribunal by which any Seller or any Transferred Assets are or may be bound; or (iii) any contract, indenture, instruments, agreement, mortgage, lease, right or other obligation or restriction to which any Seller is a party or by which any Seller or the Transferred Assets are or may be bound.



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                  (d) GOVERNMENTAL APPROVALS. Except for the FCC Approval and
the Approval Order, no consent, approval, authorization of, or declaration or filing with any governmental authority or other third party is required in connection with the (a) execution or delivery of this Agreement by any Seller,
(b) sale of the Transferred Assets and operation of the Transferred Business as currently operated by Sellers and the continued operation of the Transferred Business by Purchaser as currently operated, or (c) the consummation by Sellers of the transactions contemplated by this Agreement.

                  (e) TITLE TO TRANSFERRED ASSETS. Sellers have good and marketable title to all Transferred Assets. At the Closing, Purchaser will acquire good and marketable title to the Transferred Assets, free and clear of any Encumbrances.

                  The Transferred Assets other than the Other Midwest Transmitter Sites (a) constitute all of the properties, assets, and rights that have been used in the conduct of the Transferred Business and which are necessary to the operation of the Transferred Business; (b) generate all of Sellers' Net Service Revenue (as defined in Section 1.6(d)(i) of this Agreement); and (c) are in compliance with FCC regulations. There are no assets of Sellers not included in the Transferred Assets other than the Other Midwest Transmitter Sites which are material to the operation of the Transferred Business and the absence of which would have a material adverse effect on the Transferred Business. The Transferred Assets are now and will be at the Closing Date located at each Seller's places of business where they were previously used in the operation of the Transferred Business and will not be removed from those locations unless Sellers receive Purchaser's prior written consent to such action, which consent is subject to Purchaser's sole and absolute discretion.

                  (f) MANAGEMENT AGREEMENT REPRESENTATIONS AND WARRANTIES. Each seller restates and incorporates into this Agreement each representation and warranty set forth in section 6 of the Management Agreements as if set forth in full in this Section 2.1.

                  (g) LIMITED PURPOSE SELLER. LLC II represents that (a) it was formed for the limited purpose of holding the Licenses, including the Midwest Licenses, (b) it has not conducted or operated any business, (c) its organizations documents limit its activities to holding the Licenses, (d) it has at all time complied with its organizational documents which limit its activities to holding the Licenses, (e) it has no creditors and does not know of any claims or liabilities asserted against it. Promptly after the execution of this Agreement, LLC II will deliver to Purchaser certified copies of its organizational documents and financial statements acceptable to Purchaser in support of the representations of this Section 2.1(g).

                  (h) INVESTMENT INTENT; RESTRICTED SECURITIES. Immediately upon each Seller's acquiring its percentage of the Aquis Shares, each Seller will transfer such shares to its creditors pursuant to Bankruptcy Court order. Each Seller agrees and each creditor will be advised (and the Bankruptcy Court order will provide) that each acquiror of Aquis Shares is acquiring them solely for its own account and not with the view to, or for resale in connection with, any distribution thereof, other than as may be permitted under applicable law without registration under the Securities Act. Sellers understand (a) that the Aquis Shares have not been and are not being registered under the Securities Act by reason of specified exemptions therefrom, which depend upon, among other things, the bona fide nature of its investment intent



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as expressed herein and as explicitly acknowledged hereby, and (b) that the
Aquis Shares are "Restricted Securities" under the federal securities laws inasmuch as they are being acquired from Purchaser in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited sets of circumstances. Seller agrees that the Aquis Shares may not be sold, transferred, offered for sale, pledged, hypothecated, or otherwise disposed of without registration under the Securities Act except as may be permitted under applicable law. The Aquis Shares will bear appropriate legends restricting transfer. Purchaser understands and agrees that delivery of the Aquis Shares to Sellers creditors pursuant to Bankruptcy Court order will not constitute a transfer in violation of this Section 2.1(h).

SECTION 2.2       REPRESENTATIONS AND WARRANTIES OF PURCHASER.

                  As an inducement for Sellers to enter into this Agreement and perform their obligations hereunder, Purchaser makes the following representations and warranties to Seller. Purchaser represents and warrants to Sellers that each of the following representations and warranties is correct and complete as of the date hereof and will be correct and complete as of the Closing, with the same effect as if said representations and warranties had been made as of the Closing Date.

                  (a) ORGANIZATION AND GOOD STANDING. Purchaser is a corporation duly formed, validly existing, and in good standing under of the laws of the State of Delaware and is licensed to do business and is in good standing under the laws of each state in which it operates. Correct and complete copies of the Purchaser's organizational documents, each as amended to date, have been delivered to Sellers. Such organizational documents are in full force and effect.

                  (b) POWER AND AUTHORITY. Purchaser has full and lawful corporate power and authority to enter into this Agreement and purchase the Transferred Assets.

                  (c) FORESTALLMENTS. Purchaser is not a party to or subject to any contract or agreement or any judgment, order, writ, injunction, or decree of any court or governmental body which will prevent its performance of its obligations under this Agreement.

                  (d) AUTHORIZATION. The execution and delivery of this Agreement and the other agreements, certificates, and documents contemplated by or referred to in this Agreement have been duly authorized by Purchaser's directors as required under the laws of the State of Delaware, and no other corporate action is required for the approval of this Agreement or such other agreements, certificates, and documents executed and delivered by Purchaser, all of which are valid and binding upon Purchaser in accordance with their respective terms.

                  (e) NO CONFLICTS OR VIOLATIONS. Subject to the conditions of this Agreement, neither the execution nor delivery of this Agreement, nor the performance of Purchaser in consummating the transactions contemplated by this Agreement will conflict with or result in a violation or breach of, or default under, any terms or provisions of (i) the corporate charter or bylaws of Purchaser; (ii) any terms or provisions of any agreement or instrument to which Purchaser is a party or by which it is bound; or (iii) any federal. state or local law, ordinance,

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regulation, or rule or any order, writ, injunction, judgment, license, franchise, permit, or decree of any governmental authority or arbitration tribunal by which Purchaser is or may be bound.

                  (f) APPROVALS. Except for the FCC Approval, no consent, approval, or authorization of or declaration or filing with any governmental authority is required in connection with the execution or delivery of this Agreement by Purchaser or the consummation by Purchaser of the transactions contemplated by this Agreement.

                  (g) FCC QUALIFICATION. Purchaser is legally qualified to hold the Midwest Licenses.

                                   ARTICLE III

                                    COVENANTS

SECTION 3.1       COVENANTS OF SELLERS.

                  Except as otherwise consented to by Purchaser, throughout the period commencing on the date hereof and ending on the Closing Date, Sellers covenant that they will do the following:

                  (a) ACCESS. Sellers will give to Purchaser and Purchaser's counsel, Accountants, or other representatives full access (during normal business hours) to all properties, documents, contracts, books, records, and other data of the Transferred Business and the Transferred Assets; PROVIDED, HOWEVER, that all information received by Purchaser and its representatives will be held in confidence by each of them, and, provided further, that if the transaction contemplated hereby is not consummated, all data of every kind and nature and all copies of documents taken by any of those persons will, upon request, be returned to Sellers and not otherwise utilized by Purchaser, and provided further that information publicly available or previously known by Purchaser or later acquired from third parties having no obligation of confidentiality to Seller need not be held in confidence.

                  (b) COMPLIANCE WITH LAWS. Sellers will comply with and perform all material obligations and duties imposed upon it by all federal and state laws and all rules, regulations, and orders imposed by federal or state governmental authorities,

                  (c) NOTICE OF CERTAIN EVENTS. By written notice to Purchaser, Sellers will notify Purchaser of the commencement of any litigation against any Seller or the Transferred Business or of the existence of adverse business conditions threatening the continued, normal business operations of the Transferred Business.

                  (d) LEASES; LICENSES. Sellers will continue to meet all obligations under all Assigned Contracts, the Midwest Licenses, and other leases and contracts, consistent with the terms of the Management Agreement.

                  (e) SATISFACTION OF CONDITIONS. Sellers will use their best efforts to assure, as soon as is reasonably practicable, the satisfaction of the conditions to the effectiveness of the transactions contemplated in this Agreement.

                  (f) GOOD STANDING. Each Seller (except for SOWI as to payment of franchise fees) will maintain in good standing its corporate existence under the laws of the state in which it is incorporated or organized and not adopt or propose any change to its organizational documents except a change that would not have any adverse effect on the transactions contemplated in this Agreement.

                  (g) TAX RETURNS, FILINGS, AND PAYMENTS. Each Seller will prepare and timely file all Tax returns for periods ending on or prior to the Closing Date and will pay all Taxes for periods ending on or prior to the Closing Date. All personal property transfers, documentary, sales, use, registration, value added, and other similar taxes (including interest, penalties and additions to any such tax) incurred in connection with the transactions contemplated hereby ("TRANSFER TAXES") will be borne by Sellers, and Sellers will indemnify Purchaser for any such Tax incurred by Purchaser as a result of Sellers' failure to pay any such Tax.

                  (h) COMPLIANCE WITH WARN. Prior to the Closing Date, no Seller will effectuate a "plant closing" or "mass layoff," as those terms are defined in WARN, affecting any of Sellers' employees and requiring a notice to employees pursuant to WARN, without notification to Purchaser in advance.

                  (i) APPROVAL ORDER. Upon execution of this Agreement, Debtors will promptly request entry of the Procedure Order and the Approval Order.

SECTION 3.2       COVENANTS OF PURCHASER.

                  Except as otherwise consented to by Sellers, Purchaser covenants that, throughout the period commencing on the date hereof and ending on the Closing Date, it will:

                  (a) GOOD STANDING. Maintain its existence as a corporation validly existing and in good standing under the laws of the State of Delaware;

                  (b) SATISFACTION OF CONDITIONS. Use its best efforts to assure, as soon as is reasonably practicable, the satisfaction of the conditions to the effectiveness of the transactions contemplated in this Agreement;

                  (c) FINOVA CONSENT. Upon execution of this Agreement, promptly seek the FINOVA Consent.

                                   ARTICLE IV

                              CONDITIONS PRECEDENT

SECTION 4.1       CONDITIONS PRECEDENT TO OBLIGATIONS OF SELLERS AND PURCHASER.

                  The respective obligations of each Party to effect the transactions contemplated by this Agreement are subject to the satisfaction at or prior to the Closing Date of the following conditions:

                  (a) No statute, rule, regulation, executive order, decree, ruling, or preliminary or permanent injunction exists or has been enacted, entered, promulgated, or enforced by any federal or state court or governmental authority that prohibits, restrains, enjoins, or restricts the consummation of the transactions contemplated by this Agreement that has not been withdrawn or terminated;

                  (b) No Action exists or has commenced by or before any federal, state, or local or any foreign government, governmental, regulatory, or administrative authority, agency, or commission or any court, tribunal or judicial or arbitral body against Purchaser or Seller, seeking to restrain or materially and adversely alter the transactions contemplated by this Agreement that, in the reasonable good faith determination of any Party, is likely to render it impossible or unlawful to consummate such transactions; provided, however, that the provisions of this Section 4.1 shall not apply to any Party that has directly or indirectly solicited or encouraged any such Action.

                  (c) The Approval Order, FCC Approval, and the FINOVA Consent are obtained.

SECTION 4.2       CONDITIONS PRECEDENT TO PURCHASER'S OBLIGATION TO CLOSE.

                  All obligations of Purchaser to close under this Agreement are subject to the fulfillment of each of the following conditions, prior to or at the Closing:

                  (a) The representations and warranties made by Sellers contained herein are true and correct at and as of the time of the Closing, with the same effect as though such representations and warranties were made at and as of such time, except for the representations and warranties set forth in Sections 6.1, 6.2, and 6.3 of the Management Agreement concerning Other Midwest Transmitter Sites.

                  (b) Sellers, on or before the Closing, have performed and complied with all terms, covenants, and conditions required by this Agreement to be performed or complied with at or before the Closing.

                  (c) Sellers deliver to Purchaser a certificate, dated the Closing Date and signed by an appropriate officer of Seller, certifying as to the fulfillment of the conditions set forth in Subsections (a) and (b) of this
Section 4.2.

                  (d) The FINOVA Consent, the FCC Approval, and the Approval Order are obtained.

                  (e) On or before October 15, 1999, Sellers will deliver to Purchaser audited financial statements of Sellers with auditors' consents as of the fiscal years ending December 31, 1996, 1997, and 1998 and for the period from January 1, 1999 through June 30, 1999. For the audited financial statements of Sellers for the fiscal year ending December 31, 1998 and for the period from January 1, 1999 through June 30, 1999, Purchaser agrees to pay the following portion of the reasonable costs and expenses of this audit at the Closing: (a) one-half of the first $30,000 and (b) all reasonable audit costs and expenses over $30,000 (together, "PURCHASER'S

AUDIT PAYMENT"). If the Closing does not occur due to Purchaser's default, then Purchaser will pay the Purchaser's Audit Payment.

                  (f) There has not been commenced, threatened, or received any proceeding, or notice thereof, that results or could result in the citation of any Seller or the Transferred Business for violation of zoning ordinances in connection with the use of the Seller's locations or requiring the cessation of such use.

                  (g) Sellers deliver such other documents, opinions, and certificates as are reasonably requested by counsel for Purchaser.

SECTION 4.3       CONDITIONS PRECEDENT TO THE SELLERS' OBLIGATION TO CLOSE.

                  All obligations of Sellers to close under this Agreement are subject to the fulfillment of each of the following conditions prior to or at the Closing:

                  (a) The representations and warranties made by Purchaser contained herein are true and correct at and as of the time of the Closing, with the same effect as though such representations and warranties were made at and as of such time.

                  (b) Purchaser, on or before the Closing, has performed and complied with all terms, covenants, and conditions required by this Agreement to be performed or complied with at or before the Closing.

                  (c) Purchaser delivers to Sellers a certificate, dated the Closing Date and signed by an appropriate officer of Purchaser, certifying as to the fulfillment of the conditions set forth in Subsections (a) and (b) of this
Section 4.3.

                  (d) The FCC Approval and the Approval Order are obtained.

                  (e) Sellers' receipt of the Purchase Price in accordance with
Section 1.6.

                                    ARTICLE V

                                   TERMINATION

SECTION 5.1       GROUNDS FOR TERMINATION.

                  Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated in any of the following ways at any time before the Closing Date only as follows:

                  (a)      By mutual written consent of Sellers and Purchaser.

                  (b) By the Purchaser if any Seller has (i) misstated any material representation or been in breach of any material warranty contained herein and such misrepresentation or warranty breach has not been cured within 5 days after notice from the Purchaser or (ii) been in breach of any material covenant, undertaking or restriction contained herein and such breach has not been cured within 5 days after notice from the Purchaser.

                  (c) By the Sellers if Purchaser has (i) misstated any material representation or been in breach of any material warranty contained herein and such misrepresentation or warranty breach has not been cured within 5 days after notice from the Sellers or (ii) been in breach of any material covenant, undertaking or restriction contained herein and such breach has not been cured within 5 days after notice from the Sellers.

                  (d) By a Party, if a condition to Closing applicable to it hereunder has not been satisfied by the Closing Date (or such earlier date as specified herein) or waived in writing by that Party.

                  (e) By Sellers or Purchaser if the Approval Order has not been obtained by September 30, 1999.

                  (f) By Purchaser if FINOVA Consent has not been obtained by August 6, 1999.

                  (g) By Sellers or Purchaser if the FCC Approval has not been obtained by February 15, 2000, unless otherwise agreed to in a writing signed by the Parties.

                  (h) By Sellers or Purchaser if the Closing has not occurred by February 28, 2000, but a Party cannot terminate this Agreement under this
Section 5.1(h) if that Party's material breach prevented the Closing.

                  (i) By Purchaser if (i) a trustee or examiner under chapter 7 or chapter 11 of the Bankruptcy Code is appointed for either of the Debtors or
(ii) LLC II becomes subject to a case under the Bankruptcy Code.

                  (j) By Purchaser if the Bankruptcy Court does not enter a Procedure Order which approves the amount of the Breakup Fee in accordance with
Section 6.1.

                  (k) Automatically, if (a) the STA is terminated prior to Closing; (b) FCC Approval is denied; (c) the Management Agreement is terminated prior to Closing; or (d) Sellers accept a Superior Bid (as defined below).

                  (l) Notwithstanding the provisions of this Section 5.1, Purchaser may not terminate this Agreement based on a non-willful breach of the representations and warranties set forth in Sections 6.1, 6.2, and 6.3 of the Management Agreement concerning any Other Midwest Transmitter Site.

SECTION 5.2       CONSEQUENCES OF TERMINATION.

                  If the Agreement is terminated pursuant to Section 5.1, all further obligations of the Parties will terminate and the Escrow Fund, with interest, will be returned to Purchaser and no Party will have any liability to any other Party or its respective directors, officers, employees, or agents, except for any obligation of Sellers to pay the Break-up Fee (as described in Section 6.1 below).

SECTION 5.3       BROKERS.

                  Except for Houlihan, with whom Sellers have entered into a separate compensation agreement, and which compensation will be paid by Sellers, Sellers and Purchaser represent and warrant each to the other that they have not dealt with any broker, sales person, or finder in connection with this transaction. Sellers and Purchaser each agree to indemnify, defend, and hold harmless from and against any loss, cost, liability, or expense suffered or incurred by the other party as a result of a claim or claims for brokerage commissions, finder's fees or other similar fees from any party or firm that is based on the act or omission of the party in breach of the above warranty.

                                   ARTICLE VI

                                    CONSENTS

SECTION 6.1       PROCEDURE ORDER.

                  No later than ten (10) days after execution of this Agreement, Debtors will file a motion with the Bankruptcy Court requesting entry of an order in form and substance reasonably acceptable to Purchaser ("PROCEDURE ORDER"), which, among other things; (a) sets forth the procedures for notice and approval of this Agreement; (b) sets forth bid procedures and provides overbid protections by requiring that any initial competing bid for the Transferred Assets must exceed the Purchase Price by $375,000; (c) approves the Management Agreement; and (d) if Sellers accept another bid for the Transferred Assets ("SUPERIOR BID") authorizes and directs the payment of a break-up fee of $375,000 ("BREAK-UP FEE") to Purchaser immediately upon receipt of a downpayment or other monetary consideration from the entity providing the Superior Bid.

SECTION 6.2       APPROVAL ORDER.

                  Concurrently with the filing of the motion requesting the Procedure Order, Debtors will file a motion with the Bankruptcy Court requesting entry of an order (in form and substance acceptable to Purchaser) which among other things, (i) approves the Agreement; (ii) authorizes the sale of the Transferred Assets free and clear of Encumbrances; and (iii) approves assumption and assignment of the Section 365 Contracts.

SECTION 6.3   CONSENT OF LENDER.

                  Sellers and Purchaser acknowledge and agree that Purchaser's ability to consummate the purchase of the Transferred Assets and complete the transactions contemplated hereunder are subject to and contingent upon the written consent of FINOVA Capital Corporation for Purchaser to enter into this Agreement ("FINOVA CONSENT"), the senior lender under a credit facility with Purchaser, which FINOVA Consent is in the sole, absolute discretion of FINOVA Capital Corporation. This consent is not a financing contingency.

SECTION 6.4   FCC APPROVAL.

                  Purchaser and Sellers will, promptly after the date hereof, prepare and file with the FCC the applications ("Assignment Applications") necessary to obtain by "Final Order" FCC consent to the DE JURE assignment of the Midwest Licenses to Purchaser. "Final Order" means an order or written action by the FCC granting the Assignment Applications, which order or action

(i) is no longer subject to administrative or judicial reconsideration, review or appeal; and (ii) which, if challenged, has been reaffirmed or upheld or the challenge has been withdrawn and the applicable period for seeking further administrative or judicial reconsideration, review or appeal has expired without the filing of any action, petition, request for further review or further challenge. Purchaser and Sellers will each prepare their respective portions of the Assignment Applications and FCC fees associated therewith will be paid equally by Purchaser and Sellers. Purchaser and Sellers will cooperate and use their reasonable efforts to prosecute and obtain grant of the Assignment Applications by Final Order, including, but not limited to, provision of any additional information requested by the FCC. FCC Approval for purposes of this Agreement will only occur upon FCC grant of the Assignment Applications by Final Order.

                                   ARTICLE VII

                                 INDEMNIFICATION

SECTION 7.1       INDEMNIFICATION.

                  (a) Sellers will indemnify Purchaser and agree to hold Purchaser harmless from and against any and all damages, losses, costs, and expenses (including reasonable counsel fees and expenses in connection with the contest of any claim) paid or incurred by Purchaser and arising out of (i) any and all inaccurate representations or breaches of covenant or warranty made by any Seller under this Agreement or in any Exhibit, Schedule, certificate, list, or other instrument delivered pursuant to this Agreement or (ii) arising out of any and all claims made against Purchaser for any liability that Purchaser did not assume pursuant to Section 1.5 hereof.

                  (b) Purchaser will indemnify Sellers and agrees to hold Sellers harmless from and against any and all damages, losses, costs, and expenses (including reasonable counsel fees and expenses in connection with the contest of any claim) paid or incurred by Sellers and arising out of any and all inaccurate representations or breaches of covenant or warranty made by Purchaser under this Agreement or in any Exhibit, Schedule, certificate, list, or other instrument delivered pursuant hereto.

                  (c) Promptly after receipt by an indemnified party of notice of the commencement of any action asserting a claim based upon any cause enumerated in this Section 7.1, the indemnified party will, if it claims the benefits of indemnification pursuant to this Section 7.1 with respect to such action, notify the indemnifying party of the commencement thereof. Upon receipt of such notice, the indemnifying party has the option of either assuming the defense of such action (and the cost thereof) with counsel reasonably satisfactory to both the indemnified and the indemnifying parties or participating in the defense of such action at the sole expense of the indemnifying party. In the event of the indemnifying party's assumption of the defense of such action, counsel selected by the indemnified party may at the election of the indemnified party participate in any such defense, at the sole expense of the indemnified party. No settlement or compromise to be paid by the indemnifying party will be entered into without the written consent of the indemnifying party, which consent will not be unreasonably withheld.

                  (d) The indemnity provided in this Section 7.1 is limited in time such that no party may assert a claim in respect of such indemnity at any time after twelve (12) months after the Closing Date.

                  (e) Notwithstanding anything in this Section 7.1 to the contrary, no Party may assert a claim for indemnity pursuant to Section 7.1 unless the aggregate of all such claims by such indemnified party against such indemnifying party exceeds $100,000, in which event the indemnifying party's obligation will apply to all indemnified losses in excess of such amount.

                  (f) Notwithstanding the provisions of this Section 7.1, Purchaser will have no claim for indemnification against any Seller based on a non-willful breach of the representations and warranties set forth in Sections 6.1, 6.2, and 6.3 of the Management Agreement concerning any Other Midwest Transmitter Site.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

SECTION 8.1       EXPENSES.

                  Purchaser and Seller will each pay their respective counsel, accountants, and other expenses incurred in connection with the negotiation and consummation of the transactions contemplated in this Agreement.

SECTION 8.2       NONDISCLOSURE OF CONFIDENTIAL INFORMATION.

                  The Parties each agree that if for any reason whatsoever the transactions contemplated by this Agreement are not consummated, all information disclosed to the other party pursuant to this Agreement or in furtherance of it will remain confidential, unless otherwise in the public domain, and each Party will not use or furnish or divulge the same to any other person.

SECTION 8.3       SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

                  (a) All representations, covenants and warranties made by Sellers and Purchaser in this Agreement or in any Exhibit, Schedule, certificate, list, or other instrument delivered pursuant hereto will survive the Closing for a period of twelve (12) months.

                  (b) Notwithstanding any right of Purchaser to fully investigate the affairs of Sellers relating to the Transferred Business and notwithstanding any knowledge of facts determined or determinable by Purchaser pursuant to such investigation or right of investigation, Purchaser has the right to rely fully upon the representations, warranties, covenants, and agreements of Sellers contained in this Agreement or in any document delivered or to be delivered pursuant to this Agreement by any Seller or any of the Sellers' representatives (including, but not limited to, Houlihan or any accountant or attorney representing Seller), in connection with the transactions contemplated by this Agreement. Each warranty, representation, agreement, and covenant contained herein is independent of all warranties, representations, agreements, and covenants contained herein or in any Exhibit, Schedule, certificate, list or other instrument or documents (whether or not covering identical or related subject matter) and must be independently and separately complied with and satisfied.

SECTION 8.4       EMPLOYEES.

                  Purchaser has the unlimited right, but not the obligation, to seek and secure the employment of any employee of any Seller, and Sellers shall reasonably assist Purchaser in such efforts, but Sellers will not be required to incur any expense thereby and, further, Sellers do not warrant or guarantee the availability to Purchaser of any of the current employees of any Seller.

SECTION 8.5       RISK OF LOSS.

                  From the date hereof through the Closing Date, if any Transferred Asset is destroyed or damaged by fire or any other cause, other than use, wear, or loss in the ordinary course of business, Sellers will give written notice to Purchaser as soon as practicable (but in no event later than 5 days) after discovery by any Seller of such damage, destruction, or loss. Purchaser will have the option of (a) having such Transferred Asset delivered to it at the Closing in its destroyed or damaged condition in which event the Purchase Price will be reduced by the amount allocated to such Transferred Asset (to the extent of such damage or destruction), as mutually agreed by the parties, (b) excluding such Transferred Asset from this Agreement, in which event the Purchase Price shall be reduced by the amount allocated to such Transferred Asset, as mutually agreed by the parties, or (c) replacing or repairing such Transferred Asset (any replacement will be deemed a Transferred Asset) at Sellers' expense.

SECTION 8.6       NOTICES.

                  All notices and other communications under this Agreement will be in writing and be deemed given and effective (a) when delivered personally to the recipient (b) when sent to recipient by electronic facsimile if during recipient's normal business hours, otherwise on the next Business Day (with receipt electronically confirmed and with a hard copy sent within one business day by any other means described in this paragraph), or (c) on the first Business Day following the day sent to the recipient for next Business Day (morning delivery) by a nationally recognized overnight courier. Notices will be sent to the Parties at the following addresses or facsimile telephone numbers (or to such other address as a Party may have specified by notice given to the other Parties pursuant to this provision).

                  (a)      IF TO PURCHASER:

                           Aquis Communications Group, Inc.
                           1719A Route 10
                           Suite 300
                           Parsippany, New Jersey 07054
                           Attention:  John X. Adiletta, President
                           Facsimile:  973-560-8078

                           WITH A COPY (WHICH WILL NOT CONSTITUTE NOTICE) TO:

                           Phillips Nizer Benjamin Krim & Ballon LLP

                           666 Fifth Avenue
                           New York, New York  10103
                           Attention:  Monte Engler, Esq.
                           Facsimile:  212-262-5152

                  (b)      IF TO SELLERS:

                           SourceOne Wireless, Inc.
                           1040 South  Milwaukee Avenue
                           Wheatley, Illinois  60090
                           Attention:  David P. Harris
                           Facsimile:  847-465-5575

                           WITH A COPY (WHICH WILL NOT CONSTITUTE NOTICE) TO:

                           Hopkins & Sutter
                           Three First National Plaza
                           Chicago, Illinois  60602
                           Attention:  Mark A. McDermott
                           Facsimile:  312-558-5190

                           AND A COPY (WHICH WILL NOT CONSTITUTE NOTICE) TO:

                           O'Connor & Hannon, LLP
                           1919 Pennsylvania Avenue, N.W.
                           Suite 800
                           Washington, D.C.  20006-3483
                           Attn: Audrey P. Rasmussen
                           Facsimile:  202-466-2198

SECTION 8.7       MISCELLANEOUS.

                  (a) SEVERABILITY. If any term or provision of this Agreement is to any extent, invalid or unenforceable, then this Agreement will not be affected thereby, and each term and provision of the Agreement will be valid and enforced to the fullest extent permitted by law.

                  (b) ASSIGNMENT. Neither Purchaser nor any Seller may assign this Agreement or any rights hereunder prior to the Closing without the prior written consent of the other party, but Purchaser may assign its rights hereunder to one or more of its affiliates. After the Closing, the terms, provisions, covenants and conditions of this Agreement will bind and benefit the Parties to and their respective heirs, successors, personal representatives, and assigns, including, as to Sellers, any trustee who is appointed in the Debtors' chapter 11 cases or in any subsequent chapter 7 cases under the Bankruptcy Code.

                  (c) COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which, when so executed and delivered, will be an original instrument, and such counterparts, together, will constitute a single agreement.

                  (d) NO WAIVER. No waiver of any breach or default under this Agreement will be considered valid unless in writing and signed by the Party giving such waiver, and no such waiver shall be deemed a waiver of any contemporaneous or subsequent breach or default of the same or similar nature. Any Party may, at or before the Closing, waive any conditions to its obligations hereunder which are not fulfilled.

                  (e) ENTIRE AGREEMENT; AMENDMENTS. This Agreement and the Management Agreement, together with Exhibits and Schedules referred to or attached to this Agreement and the Management Agreement, contain the entire agreement among the Parties and supersede any other agreement, whether written or oral, among the Parties relating to the transactions contemplated in this Agreement with respect to the subject matter contained herein. This Agreement cannot be amended except by a written instrument executed by the Parties that specifically states that it is intended to amend this Agreement. No representations, promises, warranties, covenants, understandings or undertakings exist except as expressly set forth in this Agreement.

                  (f) GOVERNING LAW; JURISDICTION. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without reference to the choice of law doctrine of such state. For so long as Debtors are subject to the jurisdiction of the Bankruptcy Court, the Parties elect as the sole judicial forum for adjudication of any dispute between Sellers and Purchaser arising under or related to this Agreement, and consent to jurisdiction of, the Bankruptcy Court. After Debtors are no longer subject to Bankruptcy Court jurisdiction, the Parties elect as the sole judicial forum for adjudication of any matters arising under or related to this agreement, and consent to the jurisdiction of, the Courts of the County of New York, State of New York and the Southern District of New York.

                  (g) TITLES AND HEADINGS. Titles and headings are inserted for convenience and do not form part of the Agreement.

Signed:                                     AQUIS COMMUNICATIONS, INC.
August     , 1999

                                            By: /s/ John X. Adiletta
                                                --------------------
                                            Name: John X. Adiletta, President
                                            Title: President

Signed:                                     SOURCEONE WIRELESS, INC.
August     , 1999

                                            By: /s/ David P. Harris
                                                -------------------
                                            Name: David P. Harris
                                            Title: DIP Manager

Signed:                                     SOURCEONE WIRELESS L.L.C.
August     , 1999

                                            By: /s/ David P. Harris
                                                -------------------
                                            Name: David P. Harris
                                            Title: DIP Manager

Signed:                                     SOURCEONE WIRELESS II, L.L.C.
August    , 1999


                                            By: /s/ Steven J. Zabel
                                                -------------------
                                            Name: Steven J. Zabel
                                            Title: Chief Financial Officer